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                              February 28, 2022

       Charles Wesley
       Chief Financial Officer
       Kolaboration Ventures Corporation
       183 Main Street
       Rio Vista, California 94571

                                                        Re: Kolaboration
Ventures Corporation
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            February 24, 2022
                                                            File No. 024-11791

       Dear Mr. Wesley:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Description of Business
       Unaudited Pro forma Information, page 44

   1. We note your response to prior comments 1 and 2 and the pro forma information included on pages 44 and 52.
Please explain why you have not included pro forma information for the most recent fiscal
year as required by Rule 11-02(c) of Regulation S-X. Please also explain how you
addressed our prior comment to include adjustments in the pro forma information that give
effect to the different cost structure and tax treatment applicable to the Corporation after
the reorganization from those applicable to the predecessor entity, an
                                                        LLC. As previously
requested MD&A should be revised to quantify and discuss the expected change in your
tax and cost structure subsequent to the reorganization.
 Charles Wesley
Kolaboration Ventures Corporation
February 28, 2022
Page 2


2. Please explain why you did not provide the separate financial statements of Pacific
      Reserve required by Rule 3-05 and 8-04 of Regulation S-X. In addition, revise to disclose the reason that most of the purchase price ($70.2 million) was recorded to goodwill and why no amounts were allocated to other identifiable intangible assets. Financial Statements
Notes to Financial Statemets
Note 14: Subsequent Events, page F-16

3. It is unclear from your response to prior comment 3 what revisions were made to your financial statements to address the comment; please clarify. Further, we note that Kolaboration Ventures Corporation was formed on August 11, 2021. Please provide the financial statements for Kolaboration Ventures Corporation, the registrant, in your next amendment as appropriate, in addition to presenting the financial statements for the predecessor entity; please assure that the registrant's financial statements will give retroactive effect of the January 4, 2022 20:1 forward stock split in accordance with ASC
      260-10-55-12, 505-10-S99-4 and SAB Topic 4C.
       You may contact Ibolya Ignat at 202-551-3636 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameCharles Wesley
                                                           Division of
Corporation Finance
Comapany NameKolaboration Ventures Corporation
                                                           Office of Life
Sciences
February 28, 2022 Page 2
cc:       Valerie D. Bandstra, Esq.
FirstName LastName